Exhibit 99.1

HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of common shares (“Common Shares”) of High Tide Inc. (the “Company”) will be held via live webcast at www.agmconnect.com/hiti2023 at 10:00 a.m. (Calgary time) on July 6, 2023. The Company is conducting an online-only Shareholders’ meeting. You will not be able to attend the Meeting physically.

The Meeting is being held for the following purposes:

1.	To receive the audited annual financial statements of the Company for the year ended October 31, 2022, together with the report of the auditor thereon;
2.	To reappoint Ernst & Young LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix the auditor’s remuneration;
3.	To fix the number of directors at five;
4.	To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular for the Meeting (the “Information Circular”);
5.	To consider, and if thought fit, pass an ordinary resolution ratifying and confirming By-Law No. 3 of the Company, as described in the Information Circular; and
6.	To transact such other business as may be properly brought before the Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 26, 2023 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who choose to attend the Meeting will do so by following the instructions outlined the chart below. You will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updates version of the applicable software plugins. Only registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51- 102 - Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) of the Canadian Securities Administrators (the “CSA”). The Notice-and-Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post its Information Circular and any additional materials online.

The Information Circular and all additional materials have been posted in full on the Company’s website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/hiti2023, under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com, and in the Company’s filings with the United States Securities Exchange Commission at www.sec.gov, instead of printing and mailing out paper copies. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Information Circular and all additional materials.

Voting and Attending the Meeting

VOTING	IF YOU HAVE RECEIVED PROXY FORM WITH A VOTER ID & MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

ATTENDING THE MEETING	IF YOU HAVE RECEIVED PROXY FROM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16- DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	Nothing needed.	Appoint yourself as proxyholder on your proxy and follow the instructions at www.agmconnect.com/hiti2023/	Appoint yourself as proxyholder as instructed herein and on the VIF.
	Nothing needed.	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at 1-855-839-3715 or voteproxy@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at http://app.agmconnect.com Registered Shareholders or validly appointed Proxyholders will need to provide an email address, AGM Connect Voter ID and the Meeting Access Code

Shareholders may request to receive paper copies of the proxy materials in connection with the Meeting, at no cost, by emailing support@agmconnect.com, or by calling 1-855-839-3715, up to the date of the Meeting or any adjournment(s) or postponement(s) thereof, or thereafter by contacting the Company at 1-855-747-6420. Requests may be made up to one year from the date the Meeting materials were filed on SEDAR. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received as early as possible. Shareholders who would like more information about the Notice-and-Access Provisions should review the “Notice-and-Access” section included in the Information Circular.

Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Calgary time) on July 4, 2023, or two business days preceding the date of any adjournment(s) or postponement(s) of the Meeting. If you are unable to attend the Meeting online, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadline without notice. Shareholders are reminded to review the Information Circular before voting.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

COVID-19

The Company has been carefully monitoring the outbreak of COVID-19. In light of the Company’s unwavering commitment to the health and well- being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders, the Company will be conducting the Meeting in a virtual-only format. A virtual-only meeting format is being adopted in response to the COVID-19 situation in order to enfranchise and give all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

DATED at Calgary, Alberta, May 26, 2023.

BY ORDER OF THE BOARD

/s/ “Harkirat (Raj) Grover”

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director